SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Zoetis Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98978V103

(CUSIP Number)

Amit Malhotra

Sachem Head Capital Management LP

399 Park Avenue, 32nd Floor

New York, New York 10022

212-714-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978V103	Page 2 of 18

1	NAME OF REPORTING PERSON Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,395,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,395,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,395,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 98978V103	Page 3 of 18

1	NAME OF REPORTING PERSON Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,395,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,395,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,395,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98978V103	Page 4 of 18

1	NAME OF REPORTING PERSON Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,395,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,395,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,395,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98978V103	Page 5 of 18

1	NAME OF REPORTING PERSON Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,395,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,395,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,395,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 98978V103	Page 6 of 18

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Zoetis Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Campus Drive, Florham Park, New Jersey 07932.

Item 2.	Identity and Background

(a), (f) This statement is being filed by:

(i)	Sachem Head Capital Management LP, a Delaware limited partnership (“Sachem Head”);

(ii)	Uncas GP LLC, a Delaware limited liability company (“SH Management”);

(iii)	Sachem Head GP LLC, a Delaware limited liability company (“Sachem Head GP”); and

(iii)	Scott D. Ferguson, a citizen of the United States of America (together with Sachem Head, SH Management and Sachem Head GP, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of November 11, 2014, a copy of which is filed herewith as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 399 Park Avenue, 32nd Floor, New York, New York 10022.

(c) Sachem Head’s principal business is to serve as investment advisor to certain affiliated funds, including the Sachem Head Funds (as defined below).

SH Management’s principal business is to serve as the sole general partner of Sachem Head.

Sachem Head GP’s principal business is to serve as the general partner of Sachem Head LP, a Delaware limited partnership (“SH”) and Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands (“SH Master” and, together with SH, the “Sachem Head Funds”).

The principal occupation of Scott D. Ferguson is to serve as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 98978V103	Page 7 of 18

Item 3.	Source and Amount of Funds or Other Consideration

Sachem Head purchased 4,395,000 shares of Common Stock for the accounts of the Sachem Head Funds for an aggregate consideration (including brokerage commissions) of $131,116,961. The source of funding for such transactions was derived from the respective capital of the Sachem Head Funds.

Item 4.	Purpose of Transaction

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.

The Reporting Persons intend to engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer.

The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

See Item 6 for information about the relationship between the Reporting Persons and Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”).

CUSIP No. 98978V103	Page 8 of 18

Item 5.	Interest in Securities of the Issuer

(a), (b) The Reporting Persons beneficially own 4,395,000 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 0.9% of the outstanding shares of Common Stock based on 501,324,843 shares of Common Stock outstanding as of November 7, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2014.

Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of the Sachem Head Funds, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Scott D. Ferguson’s position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Scott D. Ferguson may be deemed to be the beneficial owner of the Subject Shares.

See Item 6 for information about shares of Common Stock beneficially owned by Pershing Square. The Reporting Persons expressly disclaim beneficial ownership of, and thus the Subject Shares reported herein do not include, shares beneficially owned by Pershing Square.

(c) Exhibit 99.2 filed herewith, which is incorporated herein by reference, describes all of the transactions in shares of or derivatives relating to Common Stock that were effected in the past sixty days by the Reporting Persons for the benefit of the Sachem Head Funds, other than portfolio rebalancing transactions among the Sachem Head Funds that do not change the number of shares beneficially owned by the Reporting Persons. Those transactions were effected for the accounts of the Sachem Head Funds, as further specified in Exhibit 99.2.

(d) The Sachem Head Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 1, 2014, Sachem Head and Pershing Square entered into a letter agreement pursuant to which the Pershing Square Funds agreed to pay Sachem Head an incentive fee with respect to their stake in the Issuer and Sachem Head agreed that for a period of time neither it nor its affiliates will trade with respect to any investment in the Issuer (other than ordinary course rebalancing transactions among Sachem Head affiliates). The foregoing summary of the letter agreement is qualified in its entirety by reference to the actual language of that agreement, a copy of which is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

Until the Reporting Persons or Pershing Square notify the other that they no longer wish to do so, the Reporting Persons and Pershing Square intend to consult with each other on strategic matters relating to the Issuer and their respective investments in the Common Stock.

CUSIP No. 98978V103	Page 9 of 18

Pershing Square is filing a separate Schedule 13D reporting beneficial ownership of shares of Common Stock (the “Pershing Square Shares”). As a result of the letter agreement referred to above and the relationship the Reporting Persons have with Pershing Square, the Reporting Persons may be deemed to have beneficial ownership (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) of the Pershing Square Shares, but the Reporting Persons expressly disclaim beneficial ownership of those shares. The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein, but are not responsible for the completeness and accuracy of the information concerning Pershing Square contained herein or in Pershing Square’s Schedule 13D relating to the Pershing Square Shares.

The Sachem Head Funds have entered into certain cash-settled total return swaps. Under the terms of the cash-settled total return swaps (i) the Sachem Head Funds will be obligated to pay to the counterparty any negative price performance, as determined under the terms of such cash-settled total return swaps, in respect of the 3,400,000 notional shares of Common Stock subject to such cash-settled total return swaps, plus interest at the rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay to the Sachem Head Funds any positive price performance, as determined under the terms of such cash-settled total return swaps, in respect of the 3,400,000 notional shares of Common Stock subject to such cash-settled total return swaps. Any dividends paid by the Issuer on the number of shares of notional Common Stock subject to such cash-settled total return swaps during the terms of the cash-settled total return swaps will be paid to the Sachem Head Funds. The Sachem Head Funds’ counterparties for the swaps are entities related to Credit Suisse Securities (Europe) Ltd. and Morgan Stanley Capital Services LLC.

The cash-settled total return swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in such contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to such contracts.

The Sachem Head Funds may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of shares of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of the Common Stock.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

CUSIP No. 98978V103	Page 10 of 18

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.

Exhibit 99.2	Trading data.

Exhibit 99.3	Letter Agreement, dated October 1, 2014, among Sachem Head and Pershing Square.

CUSIP No. 98978V103	Page 11 of 18

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2014

SACHEM HEAD CAPITAL MANAGEMENT LP By: Uncas GP, LLC, its General Partner

By	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson

CUSIP No. 98978V103	Page 12 of 18

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.

Exhibit 99.2	Trading data.

Exhibit 99.3	Letter Agreement, dated October 1, 2014, among Sachem Head and Pershing Square.